

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 29, 2006

<u>via U.S. Mail</u>
Robert R. Harl
President and Chief Operating Officer
Willbros Group, Inc.
Plaza 2001 Building
50th Street, 8th Floor
P.O. Box 0816-01098
Panama, Republic of Panama

> **Re:** **Willbros Group, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended**
> **December 31, 2005**
> **File No. 1-11953**

Dear Mr. Harl:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

1. We note the disclosure on page 20 of your 10-K that in the past you have had "particularly heavy involvement in Iran..." We also note the disclosure on pages 27, 28 and 36 regarding acts carried out by Mr. Tillery and others with respect to a bid for work in Sudan and OFAC's investigation of potential violations of the "Sudanese Sanctions Regulations."

   In light of the fact that Iran and Sudan are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries or other affiliated entities, or other direct or indirect arrangements.

2. Advise us of the materiality to you of your contacts with Iran and Sudan, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

   In this regard, we note that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies that operate in Iran and Sudan.

3. We note the disclosure on page 20 of your 10-K that you are currently monitoring project opportunities throughout the Middle East, and you have worked in "most of the countries" in the Middle East. If any of your work in the Middle East since 2003 has involved business contacts with Syria, or you anticipate that project opportunities

in the Middle East will involve business contacts with Syria, please provide the same type of information regarding those contacts with Syria as is requested in comments 1 and 2 regarding contacts with Iran and Sudan.

4. Please provide us with any updated information available regarding the status of the OFAC investigation.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

Tangela Richter
Branch Chief

via facsimile
Greg Scharlau, Esq.
(479) 587-1426